VIA EDGAR

CORRESP

January 15, 2014

Jim B. Rosenberg, Senior Assistant Chief Accountant

Dana Hartz, Staff Accountant

Mary Mast, Senior Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	China Nepstar Chain Drugstore Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 26, 2013

File No. 001-33751

Dear Mr. Rosenberg, Ms. Hartz and Ms. Mast:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated December 20, 2013 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 of China Nepstar Chain Drugstore Ltd. (the “Company”).

For your convenience, we have included your comments in this response letter in bold form and keyed our responses accordingly. Our responses to the comments are as follows.

Item15. Controls and Procedures, page 73

1.	During our review of your Form 20-F for the year ended December 31, 2010, you stated in your response dated December 9, 2011 that “…with a view to adding further depth to the existing experienced reporting team, the Company has been actively recruiting and vetting suitable candidates with experience and expertise in preparing financial statements in accordance with U.S.GAAP.” It has been over two years since your CFO with U.S.GAAP knowledge has left your company. Please tell us if you have hired any additional employees with experience and expertise in preparing financial statements in accordance with U.S.GAAP and/or evaluating the effectiveness of your internal controls over financial reporting. If not, please tell us how you determined that you have effective internal control over financial reporting without an employee with U.S.GAAP expertise. If you determine that your internal control were not effective due to lack of U.S.GAAP expertise, please also evaluate the effect of this revised assessment on your assessment of disclosure controls and procedures, and re-consider and revise, as appropriate, your assessment of disclosure controls and procedures.

In response to the Staff’s comment, the Company respectfully advises the Staff that it employed Ms. Lianfen She and Mr. Shengdong Zhu as the reporting managers in February 2012 and April 2013, respectively, to work with the Chief Financial Officer (the “CFO”) in preparing the Company’s financial statements in accordance with U.S. GAAP. Both Ms. She and Mr. Zhu are U.S. certified public accountants and members of the American Institute of Certified Public Accountants (“AICPA”). The Company further advises the Staff that management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 and 2012 based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework and SEC guidance regarding management’s report on internal control over financial reporting in SEC Release Nos. 33-8810 and 34-55929. The Company concluded that its internal control over financial reporting was effective as of December 31, 2011 and 2012 despite the absence of an employee with U.S. GAAP expertise during certain months in the financial years ended December 31, 2011 and 2012, and therefore it is not necessary for the Company to revise its conclusion on assessment of internal control over financial reporting or its assessment of disclosure controls and procedures as of December 31, 2011 and 2012.

The following summarizes the educational background, qualifications, experience and the roles and responsibilities at the Company of Mr. Zhu and Ms. She, as well as the grounds for the Company’s conclusion that it’s not necessary to revise its assessment of internal control over financial reporting:

Background of Mr. Shengdong Zhu

Mr. Zhu joined the Company in April 2013 and has been the Company’s financial reporting manager ever since.

Prior to joining the Company, Mr. Zhu served as a course development manager and lecturer of the Financial Accounting and Business Environment course to the participants of the Uniform CPA Examination at HongJing International Education Institute from 2011 to 2013. From 2010 to 2011, he worked as a financial manager at Ampac Funding Group Inc. in Los Angeles, where he was responsible for managing and monitoring the daily financial accounting matters and preparation of U.S. GAAP financial statements and other internal financial reports. Updated with the new accounting standards and pronouncements at work, by taking self-study courses provided by the AICPA covering U.S. GAAP topics in a broad range of areas and by joining web-based continuing professional education seminars featuring accounting professionals, Mr. Zhu has sufficient knowledge and experience to qualify as a reporting manager with U.S. GAAP expertise.

Mr. Zhu received his bachelor’s degree in Science from Millersville University with Cum Laude and Business Department Honors in 2006, and his master’s degree in Finance from University of Illinois at Urbana – Champaign in 2007. He also attended continuing education of Accounting at University of California, Los Angeles and received the graduate certificate. He has been a U.S. certified public accountant by the Illinois Board of Examiner since January 2012 and a member of Illinois CPA Society since February 2013.

Background of Ms. Lianfen She

Ms. She joined the Company as a reporting manager in February 2012 and left the Company due to personal reasons in September 2012. Since Ms. She’s resignation, the Company had been actively recruiting and vetting other suitable candidates and in April 2013, the Company employed Mr. Shengdong Zhu as the reporting manager.

Prior to joining the Company, from 2011 to 2012, Ms. She served as an internal audit manager at Brightoil Petroleum Group (“Brightoil Group”), a company listed on the Hong Kong Stock Exchange, where she was responsible for setting up the internal audit function, overseeing internal audit and reporting to the board of directors of internal audit findings. Before joining Brightoil Group, Ms. She worked in three professional audit firms in the United States for a total of six years, where she had performed audits of financial statements prepared in accordance with U.S. GAAP and audits of internal control over financial reporting for various U.S.-listed companies. Ms. She served as an audit manager at UHY LLP in New York from May 2009 to March 2011, and was a senior auditor at J. H. Cohn, LLP from 2007 to 2009 as well as a staff auditor in Thomas & Gibbs, U.S. from 2005 to 2007. Ms. She has sufficient knowledge and experience to qualify as a reporting manager with U.S. GAAP expertise.

Ms. She received her Bachelor’s degree in English and International Finance from Guangdong University of Foreign Studies and a Master’s degree in Accounting from Bloch School, University of Missouri in 2005 with Chancellor’s Nonresident Reward. Ms. She has been a U.S. certified public accountant by the State Board of Public Accountant Examiner of North Carolina and a member of North Carolina CPA Society since 2007 as well as a certified internal auditor by the Institute of Internal Auditor since 2010.

Mr. Zhu’s and Ms. She’s roles and responsibilities as reporting manager

During the periods when Ms. She and Mr. Zhu acted as our financial reporting manager, their responsibilities mainly included the following:

•	Working closely with the CFO, the finance director and the finance team in reviewing the financial statements prepared in conformity with U.S. GAAP and ensuring the appropriateness of all the adjustments reconciling the financial statements prepared under P.R.C. GAAP with that under U.S. GAAP;

•	Updating the disclosure checklists developed internally by the Company to reflect the requirements of any updated U.S. GAAP pronouncements and related SEC requirements, updating our finance team of any such update that was relevant to the Company’s business and financial reporting, reporting to and advising the CFO and the finance director if any changes in accounting policies were necessary for the Company’s business transactions in the ordinary course; and

•	Evaluating the impact of the Company’s transactions that were not in the ordinary course of business on the preparation of financial statements and reporting to the CFO and the finance director.

Effectiveness of our internal control

With respect to the Staff’s comment on our assessment of internal control in the periods without Ms. She or Mr. Zhu since the Company’s response to the Staff dated December 9, 2011 (the “2011 Response”), as mentioned in the 2011 Response, the presence of accounting personnel with formal U.S. GAAP training and qualifications is not the sole factor to consider when evaluating the effectiveness of an issuer’s internal control over financial reporting. When evaluating the internal control over financial reporting, the Company considers a number of other factors, including, among others: the educational background, experience and competence of the finance team; the existing internal control policies and procedures of the Company; nature of the Company’s operations and complexity of the accounting; and the ongoing oversight of the audit committee of the board of directors of the Company (the “Audit Committee”). The Company believes these factors in totality serve as a reasonable basis for it to reach a conclusion that its internal control over financial reporting and disclosure controls procedures were effective. A more detailed explanation of some of the above factors was set forth in the 2011 Response.

Since the end of 2010, the Company’s finance team has been stable. In addition, the Company employed Ms. She and Mr. Zhu with U.S. GAAP expertise as the reporting manager in February 2012 and April 2013, respectively. They worked closely with the CFO and the finance director in preparing the financial statements in accordance with U.S. GAAP. There has not been any significant change in the Company’s internal control over financial reporting and disclosure controls and procedures since 2010.

The Audit Committee has conducted strong ongoing oversight on the Company’s operations and financial reporting throughout the years. Since the year ended December 31, 2010, the Audit Committee has had no adverse comment on the quality of the Company’s financial reporting, nor did they find any material errors therein.

Based on the foregoing, and considering the totality of the facts and circumstances described above, the Company respectfully advises the Staff that the Company does not believe that there was a material weakness in the Company’s internal control over financial reporting, or that its disclosure controls and procedures or internal control over financial reporting were not effective as of December 31, 2011 and 2012.

Please note that attached hereto as Exhibit A is the written acknowledgement by the Company as requested by the Staff.

Should you have any questions relating to the foregoing, please contact me (telephone: +86.755.2641.4065; fax: +86.755.2640.1549; e-mail:shaozx@nepstar.cn) or our attorney Shuang Zhao (telephone: +852.2978.8002; mobile: +852.9408.6584; e-mail: shuang.zhao@shearman.com).

Sincerely,

/s/ Zixin Shao
Zixin Shao
Chief Financial Officer

EXHIBIT A — ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of December 20, 2013 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 of China Nepstar Chain Drugstore Ltd. (the “Company”), the undersigned hereby acknowledges that in connection with the submission of this response:

•	the Company is responsible for the adequacy and accuracy of the disclosure in such filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Nepstar Chain Drugstore Ltd.

By:	/s/ Zixin Shao
Name:	Zixin Shao
Title:	Chief Financial Officer